Red Oak Capital Intermediate Income Fund, LLC

5925 Carnegie Boulevard, Suite 110

Charlotte, North Carolina 28209

July 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Securities Qualified under Offering Statement on Form 1-A (File No. 024-12404)

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Red Oak Capital Intermediate Income Fund, LLC (the “Company”), hereby respectfully requests the immediate withdrawal of its filed offering statement on Form 1-A (File No. 024-12404), together with all exhibits thereto (collectively, the “Offering Statement”) only, originally filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2024.

The Company is requesting the Commission’s consent to withdraw the Offering Statement because the Company has decided not to pursue the qualification of the Offering Statement.

The Company confirms that no securities have been sold pursuant to the Offering Statement, and the Company is not intending to sell any securities under the Offering Statement.

Kind regards,

/s/Gary Bechtel

Chief Executive Officer of Red Oak Capital Holdings, LLC,

the sole member of Red Oak Capital Management, LLC,

the manager of Red Oak Capital Intermediate Income Fund, LLC